CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

March 21, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

Frankfurt Stock Exchange:  DFL

U.S. 20-F Registration:  000-29870

CREAM MINERALS REPORTS NUEVO MILENIO DRILL RESULTS

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to report results for Diamond Drill Holes 1 – 14 in the Dos Hornos zone within the Nuevo Milenio gold – silver property, 20 km. S/E of  Tepic, Nayarit State, Mexico.

Most encouraging are DDH holes 1, 2, 9, 10, 11, 12 and 14; (See table 1).  Holes DDH  1 and 2 were previously reported, Jan 16th 2007.

Drill intersections show that Dos Hornos Vein 1 is a structural zone from 20 m to 40 m wide hosting several parallel, mineralized veins, breccia faults and quartz stockwork zones.  The economic width will be defined by an assay boundary.

Diamond drilling is presently continuing at DDH 20 with at least one or two more holes anticipated before this 4,000 meter drill program will be completed.

Further exploration, road building and additional geochemical sampling is planned in preparation for the next stage of drilling.

Table 1

(See attached MAP for location)

DD Holes 1, 2 , 9, 10, 11, 12, 14

Description	Sample	From (m)	To (m)	Drill Length (m)	Au g/t	Ag g/t
DDH 01 - 06
Vein # 1	199590 – 592	103.00	109.00	6.00	0.203	88.33
Including	199591	105.00	107.00	2.00	0.484	188.00

DDH 02 – 06
Vein #1	296137 – 143	108.50	122.50	14.00	0.529	134.69
Including	296140 – 148	114.50	120.50	6.00	0.432	205.30
Parallel vein	296148	130.50	132.50	2.00	19.300	130.00

DDH 09 - 06
Vein # 1	296370 – 373	250.00	258.00	8.00	0.073	21.08
Parallel vein (weighted average)	396356 – 362	222.00	236.00	14.00	0.031	16.48

DDH 10 - 06
Vein #1	296396 – 401	12.50	24.50	12.00	0.926	106.12
Including	296399 – 400	18.50	22.50	4.00	1.276	216.55

DDH 11 - 06
Vein # 1	296431 – 436	11.30	23.30	12.00	0.863	123.65
Including	296431 – 432	11.30	15.30	4.00	1.982	211.25
Parallel vein # 2	296448	43.70	45.70	2.00	0.315	153.00

DDH 12 - 06
Vein #1	296475 – 479	106.00	113.60	7.60	0.359	92.00
Including	26478 – 479	109.60	113.60	4.00	0.689	157.00

DDH 14 - 06
Vein #1	295509 – 512	126.00	134.00	8.00	0.546	117.75
Including	295509 – 511	126.00	132.00	6.00	0.719	149.47

Diamond drill holes DDH 03, 04, 05, 06, 07, 08 and 13 were drilled beyond the faulted off section of Zone #1 and did not intersect the Dos Hornos Zone #1.  These seven holes intersected parallel quartz veins with no significant gold or silver values.  The Dos Hornos Zone is known to be off set to the northeast by faulting.

Previously drilled Holes: In 2003, holes DDH 01 – 03, DDH 02 – 03, DDH 11 – 03, DDH 17 – 03, DDH 18 – 03 and DDH 19 – 03 were drilled to test the Dos Hornos zone. Many of these intersected old Spanish workings with resultant partial recovery.  These holes are summarized below.

Section 1

See attached Drill Section Map.

DDH 17 – 03 was drilled at  - 45º under trench 2 approx. 75 meters and 175  meters  east  of DDH 01 – 06 and  04 – 06 in the same section.

DDH 17 – 03	Sample	From (m)	To (m)	Drill Length	Au g/t	Ag g/t
	199900	36.00	38.00	2.00	Old workings
and	199901	38.00	40.00	2.00	1.05	191.50

Section 2

DDH 18 – 03 was drilled at -45º under old shaft 4 approx. 75 meters east of DDH 14 – 06 in the same section.

DDH 18 – 03	Sample	From (m)	To (m)	Drill Length	Au g/t	Ag g/t
	199949	26.00	28.00	2.00	1.644	131.00

Section 5

Hole DDH 11 -03 was drilled to test faulted-off sections under holes DDH 01 – 03, and DDH 02 – 03 which were also drilled in 2003 in Section 5.

	Sample	From (m)	To (m)	Drill Length	Au g/t	Ag g/t
DDH 11 – 03	199012	28.00	30.00	2.00	0.222	68.00
and	199024	52.00	54.00	2.00	0.778	124.00

DDH 01 – 03	104017	0	2.00	2.00	2.945	144.00
	104017 – 139	192.00	198.00	6.00	0.299	92.97
Including	104139	196.00	198.00	2.00	0.651	200.00

DDH 02 – 03	104173	0.00	2.00	2.00	0.845	326.50
	104214 – 216	82.00	88.00	6.00	0.769	79.97
Including	104216	86.00	88.00	2.00	1.729	147.00

Section 11

DDH 19 -03 was drilled to test Mina San Miguel about 700 meters south of DDH 11 – 06 in Section 6.

DDH 19 – 03	Sample	From (m)	To (m)	Drill Length	Au g/t	Ag g/t
	182581 - 584	38.00	46.00	8.0	0.410	102.88
Including	182581 - 582	38.00	42.00	4.0	0.500	154.50

•

In January 2007, the focus of the drill program was shifted to in-fill drilling followed by drill testing the segment between Section 5 (Trench 3) to Section 12 (Mina Santa Gertrudis).  This has resulted in tracing the gold-silver bearing segment of Dos Hornos Zone 1 for a total horizontal distance of 1,300 m (4,260 ft), and established that the structure carries gold-silver mineralization over a known vertical distance of 385 m (1,263 ft) from the bottom of DDH 03-06 at 925 m (3,34 ft) to the collar of DDH 20-06 at elevation 1,310 m (4,296 ft).

•

In many cases, drill recovery was poor and it is believed that underground bulk sampling will provide  more accurate grade results.

•

Almost all holes were drilled at - 45 º and to an average depth of approx 200 meters.

•

Holes 15, 16, 17, 18 have been shipped for assay to Inspectorate Labs, Reno, Nevada.

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Project and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Holcapek is responsible for the technical information contained in this news release, which has been vetted by Dr. A. D. Drummond P. Eng., Consultant to the Company.

For more information, including about Cream and its mineral property interests, please visit Cream’s website – www.creamminerals.com.

Frank A. Lang, P. Eng.

President & CEO

For further information please contact:

Investor Relations

Tel:  (604) 687- 4622   Fax:  (604) 687-4212   Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

VEIN 1 Defined by drilling
VEIN 1 Surface Trace
Drill Hole Location
2361500 N
521000 E
521500 E
2361500 N
0 m
125 m
250 m
DDH17 – 06
DDH18 – 06
Mina San Miguel North
DDH19 – 06
At Mina St. Gertrudis
DDH 20 – 06
Uphill to DDH17-06
75⁰
DDH 08 - 06
DDH 07 -06
DDH 13 - 06
70⁰
DDH 06 - 06
2361000N
DDH 01 - 06
DDH 05 - 06
DDH 02 - 06
Mina Crucero
DDH 04 – 06
Section 1
DDH 12 - 06
CAMP
DDH 14 – 06
Section 2
FW VEIN 1
60
75⁰
DDH 03 - 06
Section 3
DDH 09- 06
Section 4
DDH 10- 06
ONCE BOCAS
60⁰
DDH 01- 03
Section 5
HW VEIN 1
DDH 11- 06
Section 6
2360500 N
DDH 15 – 06
Section 7
75⁰
DDH 16 – 06
Section 8
521500 E
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS NORTH
GENERALIZED PLAN OF DRILL HOLES
BY: Ing. German Francisco R
Feb. 26. 2007
F. Holcapek, P.Eng.

CREAM MINERALS
N
DOS HORNOS
Chacuaco West
Cerro Chacuaco
Once Bocas
DDH 17 - 06
SECTION 1
SECTION 2
SECTION 3
SECTION 4
SECTION 5
SECTION 6
SECTION 7
DDH 16 - 06
SECTION 8
DDH 16 - 06
SECTION 9
DDH 20-06
SECTION 10
DDH18 - 06
SECTION 11
DDH 19-03
SECTION 12
DDH 19 - 06
Proposed
0 m
250 m
500 m
Quartz veining (stockwork)
Basalt flow, stocks, dykes
Upper Lithic Tuff
Rhyolite Lithic Tuff
Rhyolite Tuff
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS NORTH GENERAL GEOLOGY
DRILL SECTION
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Nov. 15, 2005
Updated March, 2007